September 13, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Brookshire Raw Materials (U.S.) Trust
       Registration Statement on Form S-1 (Reg. No. 333-136879)

Ladies and Gentlemen:

     On behalf of, and as counsel for, Brookshire Raw Materials Management, LLC, a Delaware limited liability company (the “Managing Owner”) and Brookshire Raw Materials (U.S.) Trust, a Delaware statutory trust (the “Trust” or “Registrant”), and each of the co-registrants noted thereon and signatory thereto (collectively, the “Co-Registrants”), we hereby request that the Securities and Exchange Commission declare the above-referenced Registration Statement on Form S-1 effective at 4:30 p.m., Washington, D.C. time, on September 17, 2007, or as soon thereafter as practicable.

     We hereby acknowledge that:

(i)   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(ii)   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Managing Owner, the Trust and the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
(iii)   the Managing Owner, the Trust and the Co-Registrants may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this request, please do not hesitate to contact me at (212) 895-4229 or Richard Holbrook, also of this office, at (202) 508-8879.

Very truly yours,
/s/ ROBERT G. FRUCHT
________________________________
ROBERT G. FRUCHT
OF CROWELL & MORING, LLP
cc:  John Marshall
       Gary Sugar